Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

August 31, 2011

Item 3.	News Release

The Company’s news release dated August 31, 2011, was disseminated by Marketwire, Incorporated on August 31, 2011.

Item 4.	Summary of Material Change

The Company announced that at a special meeting of its shareholders held today, a majority of its shareholders authorized by way of an ordinary resolution the issuance by the Company of additional common shares required to effect the previously announced acquisition of Iberian Resources Corp.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated August 31, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Shareholders Approve Acquisition

Vancouver, BC – August 31, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") is pleased to announce that at a special meeting of its shareholders which was held today, a majority of its shareholders authorized by way of an ordinary resolution the issuance by the Company of additional common shares required to effect the previously announced acquisition of Iberian Resources Corp. (“Iberian”) (the “Acquisition”).

The Acquisition will occur by way of a three-cornered amalgamation between the Company, Iberian and a wholly-owned subsidiary of the Company. The Company anticipates filing the Articles of Amalgamation to effect the Acquisition on or about September 1, 2011. The resulting company will be a wholly-owned subsidiary of Petaquilla and it will hold all of the business and assets of Iberian.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the Acquisition, the estimation of mineral resource estimate and the realization of mineral resource estimate, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements including that the Acquisition may not be completed for any reason. Such forward-looking statements are based on numerous assumptions regarding successful completion of the Acquisition, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.